April 1, 2005


Ultrapar Participacoes S.A.
Paulo G. Aguiar Cunha
Chief Executive Officer
Avenida Brigadeiro Luis Antonio
1343, 9 Andar
Sao Paulo, SP, Brazil 01317-910

	Re:	Ultrapar Participacoes S.A.
		Form F-1/A filed March 22, 2005
		File No. 333-122496


Dear Mr. Cunha:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1/A

Table of Contents, page i
1. We note your response to prior comment 16. Please make similar revisions to the disclosure in the second paragraph.

Prospectus Summary, page 1
2. We note your response to comment 6 and reissue the comment.



Summary Financial Information, page 9
3. We note your response to prior comments 13 and 14. In accordance with Item 10(e)(1)(i)(A) of Regulation S-K, you are required to provide a reconciliation of adjusted EBITDA to the most comparable GAAP based measure. We note that the answer to Question 15 of the Frequently Asked Question Regarding the Use of Non-GAAP Measures indicates that operating income is not the closest GAAP based financial measure. Accordingly, please revise your filing to include reconciliation from either net income or cash flows from operating activities to adjusted EBITDA.
4. We note your response to our prior comment 15. Please revise your disclosure to discuss the material limitations associated with the use of the measure "adjusted EBITDA" as was previously requested in our last comment letter.

Use of Proceeds, page 25
5. We note your response to comment 23. You should specify in this section the "planned capital expenditures" for which you intend to use the proceeds rather than referencing disclosure in the Management`s Discussion and Analysis section.

Tabular Disclosure of Contractual Obligations, page 51
6. We note your response to prior comment 34 and believe that you should include the current portion of your long-term debt in your table of contractual obligations. Please revise your disclosure accordingly or tell us why you believe the current presentation is appropriate.

Business, page 55
7. We note your response to comment 35. Please provide us copies of the reports from which you cite. Clearly mark the sections within the reports that support the statements in your prospectus.
Please
tell us if any of the reports are not publicly available. If not, file the necessary consents.

Oxiteno, page 74
8. We note your response to comment 36 and reissue the comment.
The
chart on page 74 is still illegible. Please include a legible version of this chart.





No Sales of Similar Securities, page 133
9. We note your response to comment 53. Please briefly and generally disclose the factors UBS Securities LLC will consider before consenting to a transaction prohibited by the lock-up agreement.

V-Additional Disclosure Required by U.S. GAAP, page F-44
10. We note your response to prior comment 65. Contingently issuable shares should only be included in basic EPS when there is no circumstance under which those shares would not be issued. Outstanding common shares that are contingently returnable are treated in the same manner as contingently issuable shares. If shares are returnable or placed in escrow until the shares are vested or some other contingent criteria are met, the shares should be excluded from the denominator in computing basic EPS, even if they have been issued. Please revise your computation of basic EPS under
US GAAP or tell us how you have complied with paragraph 10 of SFAS
128.

****
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella at (202) 942-5384 or Michael Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at
(202) 942-1963 or to Ellie Quarles, Special Counsel at (202) 942-
1859.

      Sincerely,


						H. Christopher Owings
						Assistant Director

cc (via fax): 	Andres V. Gil, Esq.
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Paulo G. Aguiar Cunha
Ultrapar Participacoes S.A.
April 1, 2005
Page 3